Mail Stop 4561
Via Fax (561) 845-3237

September 22, 2008

Alan R. Simon
Secretary and Treasurer
Consulier Engineering, Inc.
2931 Old Dixie Highway
Riviera Beach, Florida 33404

Re: **Consulier Engineering, Inc.**
Form 8-K filed September 10, 2008
File No. 000-17756

Dear Mr. Simon:

We have completed our review of Item 4.01 of your Form 8-K noted above and do not, at this time, have any further comments.

Sincerely,

Melissa Feider
Staff Accountant